Exhibit 11.
 Statement Regarding Computation of Per Share Earnings

 For the periods ended March 31                           1999            1998

 Diluted earnings per common share:

   Average common shares outstanding                    356,831          106,386



 Net income (loss)                                    $ 241,601            7,306
 Diluted earnings per share:                             $ 0.68           $ 0.07



 Basic earnings per common share:

   Average common shares outstanding                    356,831          106,386


 Net income (loss)                                    $ 241,601          $ 7,306

Basic earnings per share:                                 $0.68            $0.07